EXHIBIT 99.1

Endeavour Silver Reports Second Quarter, 2019 Financial Results; Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, Aug. 08, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the Second Quarter ended June 30, 2019 from the Company’s four silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos and El Cubo mines in Guanajuato state and the El Compas mine in Zacatecas state.

The Company reports a net loss of $10.1 million in the Second Quarter, 2019 compared to $5.7 million loss in the Second Quarter, 2018, primarily due to lower revenue and higher unit costs of production. Revenue decreased 24% due to lower production and lower realized silver prices, partially offset by higher realized gold prices.  Mine operating cash flow before taxes(1) decreased 82% to $2.6 million due to lower production, while cash flow from operations before working capital changes decreased to a $1.0 million loss. Cash costs rose 80% to $13.67 per oz silver payable (net of gold credits) and all-in sustaining costs increased 21% to $20.90 per oz silver payable (net of gold credits).

Bradford Cooke, Endeavour CEO, commented, “Our Second Quarter, 2019 financial performance reflects the continued operational challenges we experienced in the First Quarter, 2019.  However, we initiated several changes in Q2 to turn around our operating performance and we are seeing progress at two mines. At Guanacevi, both grades and recoveries improved as production increased from the new Milache orebody.  At El Compas, throughput, grades and recoveries improved as we delivered our first full quarter of commercial production.  At Bolanitos, the operational changes continued into July so we are looking for progress in H2, 2019.  At El Cubo, Q2 production was as planned.”

“Our net loss was lower in Q2, 2019 compared to Q1, 2019 but unit costs were higher due in part to the costs of implementing the operational changes, and various one-time expenses such as hiring costs, severance payments and new equipment purchase and lease payments. Management expects to see significant improvement in our operating and financial performance in H2 as the changes at each mine gain traction. Our goal is to generate free cash flow at current metal prices during the Second Half of 2019.”

Highlights of Second Quarter 2019 (Compared to Second Quarter 2018)

Financial

  Net loss increased to $10.1 million ($0.08 per share) compared to $5.7 million loss ($0.4 per share)
  Cash flow from operations before working capital changes decreased to a $1.0 million loss
  Mine operating cash flow before taxes(1) decreased 82% to $2.6 million
  Revenue decreased 24% to $29.4 million
  Realized silver price decreased 10% to $15.02 per ounce (oz) sold
  Realized gold price increased 7% to $1,366 per oz sold
  Cash costs(1) increased 80% to $13.67 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) increased 21% to $20.90 per oz silver payable (net of gold credits)
  Working capital decreased 21% to $46.6 million compared to $54.5 million at year end
  Raised $7.6 million through the at-the-market offering

Operations

  Silver production decreased 22% to 1,059,322 oz
  Gold production decreased 30% to 9,558 oz
  Silver equivalent production was 1.8 million oz (80:1 silver: gold ratio)
  Silver oz sold decreased 13% to 1,100,065 oz
  Gold oz sold decreased 32% to 9,416 oz
  Bullion inventory at quarter-end included 68,559 oz silver and 247 oz gold
  Concentrate inventory at quarter-end included 49,562 oz silver and 1,656 oz gold
  Achieved commercial production at El Compas
  Reported positive drill results from Bolanitos and Guanacevi drill programs
  Received the final tailings permit for the Terronera project

  (1)  Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Results

Revenue in the Second Quarter, 2019 totaled $29.4 million (2018 - $38.8 million) on sales of 1,100,065 silver ounces and 9,416 gold ounces at realized prices of $15.02 and $1,366 per ounce respectively, compared to sales of 1,258,617 silver ounces and 13,800 gold ounces at realized prices of $16.76 and $1,281 per ounce respectively in Q2, 2018.

After cost of sales of $35.5 million (2018 - $34.1 million), mine operating losses amounted to $6.1 million (2018 - $4.6 million) from mining and milling operations in Mexico. The 4% increase in cost of sales was primarily due included higher power costs as a result of increased power usage and higher electrical rates, mobilization costs for new contractors, the expensing of development expenditures due to the low reserve life at El Cubo and the first quarter of commercial production costs at the El Compas operation. Excluding depreciation and depletion of $7.1 million (2018 - $7.9 million), share-based payments expense of $0.1 million (2018 – recovery of $0.1 million) and an inventory write down of $1.5 million (2018 -$2.5 million) mine operating cash flow before taxes was $2.6 million (2018 – $14.9 million) in Q2, 2019. Net losses amounted to $10.1 million (2018 –$5.7 million) after exploration, general and administrative expenses and foreign exchange.

Direct production costs per tonne in Q2, 2019 increased 32% compared with Q2, 2018 due to reduced throughput.  The higher production costs per tonne were driven mainly by lower mine output at the Bolañitos and El Cubo operations. Production costs also included higher power costs due to increased electrical rates, mobilization costs for new contractors and the expensing of development expenditures due to the low reserve life at El Cubo.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased primarily due to higher costs per tonne. All-in sustaining costs (also a non-IFRS measure), compared to Q2, 2018, increased 21% to $20.90 per oz in Q2, 2019.  This increase in all‑in sustaining costs was a result of higher operating costs, offset by lower exploration costs, reduced corporate general and administrative costs and lower capital expenditures at the operation in Q2, 2019 compared to Q2, 2018. Capital expenditures decreased due to reduced mine development at El Cubo.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Revised 2019 Production and Cost Guidance

The Company anticipates the second half production to be higher than first half production and second half costs forecasted to be lower than first half costs.  However, 2019 full year production is expected to be lower than the original 2019 guidance and 2019 costs are anticipated to be higher than originally estimated.  The revised 2019 production guidance is as follows:

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	2.2-2.4	5.5-6.0	2.6-2.9	900-1,200
Bolanitos	0.7-0.9	15.0-17.0	1.9-2.3	1,000-1,200
El Cubo	1.2-1.3	12.0-13.0	2.2-2.3	700-750
El Compas	0.1-0.1	7.0-8.0	0.7-0.7	200-275
Total	4.2-4.7	39.5-44.0	7.4-8.2	2,800-3,425

With the revised production guidance, the Company estimates its consolidated cash cost will be $10-11 per oz silver for 2019 (implying $8-$9 per ounce in the second half of 2019) and the all-in sustaining cost is estimated to be $17-18 per oz silver (implying $15-16 per ounce in the second half of 2019), both net of the gold by-product credit using an estimated $1,275 gold price.  Direct operating costs are estimated to be in the range of $90-$100 per tonne.

Conference Call

A conference call to discuss the results will be held today, Thursday, August 8, 2019 at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 3413#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended June 30			Q2 2019 Highlights	Six Months Ended June 30
2019	2018	% Change		2019	2018	% Change
Production
1,059,322	1,355,895	(22%)	Silver ounces produced	2,130,677	2,706,735	(21%)
9,558	13,674	(30%)	Gold ounces produced	19,613	26,882	(27%)
1,039,596	1,328,844	(22%)	Payable silver ounces produced	2,089,811	2,653,700	(21%)
9,332	13,396	(30%)	Payable gold ounces produced	19,141	26,340	(27%)
1,823,962	2,449,815	(26%)	Silver equivalent ounces produced(1)	3,699,717	4,857,295	(24%)
13.67	7.61	80%	Cash costs per silver ounce(2)(3)	13.11	7.05	86%
22.87	14.10	62%	Total production costs per ounce(2)(4)	21.49	14.12	52%
20.90	17.28	21%	All-in sustaining costs per ounce(2)(5)	20.15	15.73	28%
237,640	314,305	(24%)	Processed tonnes	484,159	639,974	(24%)
114.40	86.43	32%	Direct production costs per tonne(2)(6)	110.04	82.84	33%
14.10	11.31	25%	Silver co-product cash costs(7)	13.82	11.04	25%
1282	865	48%	Gold co-product cash costs(7)	1215	861	41%
Financial
29.4	38.8	(24%)	Revenue ($ millions)	58.5	79.1	(26%)
1,100,065	1,258,617	(13%)	Silver ounces sold	2,169,450	2,664,760	(19%)
9,416	13,800	(32%)	Gold ounces sold	18,975	26,474	(28%)
15.02	16.76	(10%)	Realized silver price per ounce	15.25	16.72	(9%)
1,366	1,281	7%	Realized gold price per ounce	1,340	1,304	3%
(10.1)	(5.7)	(79%)	Net earnings (loss) ($ millions)	(23.4)	(3.3)	(609%)
(6.1)	4.6	(232%)	Mine operating earnings ($ millions)	(11.9)	7.9	(250%)
2.6	14.9	(82%)	Mine operating cash flow(8) ($ millions)	7.2	28.7	(75%)
(1.0)	3.6	(126%)	Operating cash flow before working capital changes (9)	(3.1)	15.2	(120%)
(2.7)	2.7	(199%)	Earnings before ITDA (10)($ millions)	(7.3)	14.1	(152%)
46.6	58.9	(21%)	Working capital ($ millions)	46.6	58.9	(21%)
Shareholders
(0.08)	(0.04)	(100%)	Earnings (loss) per share – basic	(0.18)	(0.03)	(500%)
(0.01)	0.03	(125%)	Operating cash flow before working capital changes per share (9)	(0.02)	0.12	(120%)
132,158,891	127,570,254	4%	Weighted average shares outstanding	131,779,448	127,529,558	3%

1)  Silver equivalents are calculated using a 80:1 ratio.
2)  Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Operating activities
Net earnings (loss) for the period	$(10,123)	$(5,651)	$(23,401)	$(3,326)

Items not affecting cash:
Share-based compensation	851	777	1,850	1,193
Depreciation, depletion and amortization	7,314	7,939	14,541	17,776
Deferred income tax expense (recovery)	(824)	(2,415)	(1,174)	(4,201)
Unrealized foreign exchange loss (gain)	112	398	108	348
Finance costs	103	37	195	75
Write off of IVA receivable	-	-	-	-
Write off of mineral properties	45	-	45	-
Write down of inventory to net realizable value	1,507	2,527	4,719	3,282
Unrealized loss (gain) on other investments	55	26	27	46
Net changes in non-cash working capital	824	661	(5,880)	(2,875)
Cash from operating activities	(136)	4,299	(8,970)	12,318

Investing activites
Property, plant and equipment expenditures	(5,740)	(11,772)	(9,663)	(22,737)
Intangible asset expenditures	(1)	-	(204)	-
Redemption of (investment in) non-current deposits	-	1	-	1
Cash used in investing activities	(5,741)	(11,771)	(9,867)	(22,736)

Financing activities
Restricted cash	-	-	-	1,000
Repayment of loans payable	(152)	-	(252)	-
Repayment of lease liabilities	(32)	-	(103)	-
Interest paid	(70)	-	(91)	-
Public equity offerings	7,619	2,071	9,191	2,071
Exercise of options	-	256	-	256
Share issuance costs	(223)	(84)	(288)	(84)
Cash from (used in) financing activites	7,142	2,243	8,457	3,243

Effect of exchange rate change on cash and cash equivalents	65	(274)	110	(45)

Increase (decrease) in cash and cash equivalents	1,265	(5,229)	(10,380)	(7,175)
Cash and cash equivalents, beginning of the period	21,776	36,560	33,376	38,277
Cash and cash equivalents, end of the period	$23,106	$31,057	$23,106	$31,057

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2019 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Revenue	$29,382	$38,765	$58,525	$79,095

Cost of sales:
Direct production costs	26,442	23,720	50,636	49,526
Royalties	336	177	653	875
Share-based payments	53	(130)	108	(93)
Depreciation, depletion and amortization	7,149	7,855	14,265	17,614
Write down of inventory to net realizable value	1,507	2,527	4,719	3,282
	35,487	34,149	70,381	71,204

Mine operating earnings (loss)	(6,105)	4,616	(11,856)	7,891

Expenses:
Exploration	3,207	4,430	5,540	6,453
General and administrative	2,009	3,211	5,051	5,529
Severance costs	-	-	1,100	-
	5,216	7,641	11,691	11,982

Operating earnings (loss)	(11,321)	(3,025)	(23,547)	(4,091)

Finance costs	103	49	195	98

Other income (expense):
Foreign exchange	646	(3,170)	243	(897)
Investment and other	16	143	(193)	212
	662	(3,027)	50	(685)

Earnings (loss) before income taxes	(10,762)	(6,101)	(23,692)	(4,874)

Income tax expense (recovery):
Current income tax expense	184	1,965	882	2,653
Deferred income tax expense (recovery)	(823)	(2,415)	(1,173)	(4,201)
	(639)	(450)	(291)	(1,548)

Net earnings (loss) for the period	(10,123)	(5,651)	(23,401)	(3,326)

Basic earnings (loss) per share based on net earnings	$(0.08)	$(0.04)	$(0.18)	$(0.03)
Diluted earnings (loss) per share based on net earnings	$(0.08)	$(0.04)	$(0.18)	$(0.03)

Basic weighted average number of shares outstanding	132,158,891	127,570,254	131,779,448	127,529,558
Diluted weighted average number of shares outstanding	132,158,891	127,570,254	131,779,448	127,529,558

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		June 30,	December 31,
		2019	2018

ASSETS

Current assets
Cash and cash equivalents		$23,106	$33,376
Other investments		61	88
Accounts receivable		26,697	26,947
Inventories		15,053	14,894
Prepaid expenses		2,160	2,704
Total current assets		67,077	78,009

Non-current deposits		607	1,114
Deferred income tax asset		10,321	9,147
Intangible assets		1,245	-
Right-of-use leased assets		1,625	-
Mineral properties, plant and equipment		83,468	88,777
Total assets		$164,343	$177,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$17,538	$19,470
Income taxes payable		1,801	4,050
Loans payable		895	-
Lease liabilities		221	-
Total current liabilities		20,455	23,520

Deferred lease inducement		-	217
Loans payable		1,924	-
Lease liabilities		1,097	-
Provision for reclamation and rehabilitation		8,299	8,195
Deferred income tax liability		553	335
Total liabilities		32,328	32,267

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 135,395,757 shares (Dec 31, 2018 - 130,781,052 shares)	Page 4	467,895	459,109
Contributed surplus	Page 4	10,358	9,676
Retained earnings (deficit)		(346,238)	(324,005)
Total shareholders' equity		132,015	144,780
Total liabilities and shareholders' equity		$164,343	$177,047

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2019 and the related notes contained therein.